[redacted]

15027464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]

8-46057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 6/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fortrend Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Level 41, 55 Collins Street
(No. and Street)

Melbourne VIC. 3000 Australia
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Forster 613 9650 8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name - if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) Walnut Creek (City) CA (State) 94596 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 1 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Forster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fortrend Securities, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature and Title

Notary Public 20 AUGUST 2015

ASHLEY WEST B.Juris.,LL.B.
LAWYER & NOTARY PUBLIC
Level 39, 55 Collins Street, Melbourne 3000
An Australian Legal Practitioner within the meaning of the Legal Profession Uniform Law (Victoria) 0411 475 771

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- (x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- (x) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (x) (o) Review report on management's assertion letter regarding (k)(2)(ii) exemption.
- (x) (p) Management's assertion letter regarding (k)(2)(ii) exemption.

Fortrend Securities, Inc.

June 30, 2015

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholder
Fortrend Securities, Inc.

We have audited the accompanying statement of financial condition of Fortrend Securities, Inc. (the "Company") as of June 30, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Fortrend Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortrend Securities, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter + Associates

Walnut Creek, California
August 28, 2015

Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2015

Assets		
Cash and cash equivalents	$	999,511
Deposit with clearing broker		100,086
Commissions receivable		83,364
Due from related parties		21,709
Prepaid expense		8,566
Total Assets	$	1,213,236
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	171,400
Income tax payable		31,541
Due to related parties		134,533
Total Liabilities		337,474
Stockholder's Equity		
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		281,787
Retained earnings		593,975
Total Stockholder's Equity		875,762
Total Liabilities and Stockholder's Equity	$	1,213,236

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Statement of Income

For the Year Ended June 30, 2015

Revenue		
Commission revenue	$	1,550,696
Advisory fees		130,607
Interest income and other income		19,308
Total Revenue		1,700,611
Expenses		
Introduction fees		964,313
Office and occupancy		101,957
Compensation and benefits		60,323
Professional fees		328,140
Clearing fees		93,938
Information services and market data		18,439
Other operating expenses		66,900
Total Expenses		1,634,010
Net Income from Operations		66,601
Tax provision		31,541
Net Income	$	35,060

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2015

	Common Stock	Retained Earnings	Total
July 1, 2014	$ 331,787	$ 558,915	$ 890,702
Redeemed 200 shares from minority owner	(50,000)		(50,000)
Net income		35,060	35,060
June 30, 2015	$ 281,787	$ 593,975	$ 875,762

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2015

Cash Flows from Operating Activities		
Net income	$	35,060
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Deposit with clearing broker		(18)
Commissions receivable		(59,314)
Due from related parties		(1,493)
Prepaid expense		(8,566)
Increase (decrease) in:		
Accounts payable and accrued liabilities		137,500
Income tax payable		31,541
Due to related parties		134,532
Net Cash Provided by Operating Activities		269,242
Cash Flows from Financing Activities		
Redemption of shares from minority owner		(50,000)
Net Cash Used in Financing Activities		(50,000)
Net Increase in Cash and Cash Equivalents		219,242
Cash and cash equivalents at beginning of year		780,269
Cash and Cash Equivalents at End of Year	$	999,511

See accompanying notes to the financial statements.

1. Organization

Fortrend Securities, Inc. ("the Company") incorporated in Delaware on March 8, 1992 and was approved for membership by the Financial Industry Regulatory Authority ("FINRA") on September 7, 1993. The Company engages primarily as an introducing broker-dealer. The Company has a carry agreement with Raymond James. It also has a piggy back agreement with Fortrend Securities Pty. Ltd. ("FSA"), a company under common control, and acts as a regulated conduit for the accounts of FSA which are introduced to the Company, which in turn are introduced to Raymond James.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than deposit at clearing broker, to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing account receivable. The Company considers all accounts receivable as fully collectible.

Securities Transactions
Customer securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis. Related commission income and expenses are recorded on a trade date basis.

Advisory Fees
As an alternative to paying commissions on securities transactions, customers may pay advisory fees quarterly in advance based on assets held in their account.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company files federal income tax returns in the United States. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities and assets between years.

Comprehensive Income
There are no differences in net income and comprehensive income.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2015, the Company's net capital was $845,487, which exceeded the requirement by $595,487. The Company's statutory net capital requirement is $100,000. However, FINRA has taken the position that based on the way FSA processes checks and securities, the Company's net capital requirement should be $250,000. The Company disagrees with FINRA's position but has nonetheless increased its net capital requirement to $250,000. The Company is attempting to resolve the issue of how FSA processes checks and securities and the Company's proper net capital requirement with FINRA's Enforcement Division to which the matter has been referred.

4. Clearing Broker Requirements

The Company has a clearing agreement with Raymond James & Associates, Inc. The clearing agreement requires the Company to maintain a deposit of $100,000.

5. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of June 30, 2015 are as follows:

Deferred income tax assets:	
Temporary differences	$ 72,761
Total deferred income tax assets	$ 72,761
Valuation Allowance	(72,761)
Net deferred income tax assets	$ -

Deferred tax assets and liabilities are the result of differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. A valuation allowance of $72,761 has been established for those deferred tax assets that will more likely than not be realized. This is an increase of $15,690 from the prior year's valuation allowance. The Company is no longer subject to federal tax examinations by tax authorities for years ending before 2011.

Tax expense for the year ended June 30, 2015 consists of the following:

Current Federal	$ 93,164
Benefit of NOL Carryforward	(61,623)
Tax provision	$ 31,541

6. Risk Concentrations

At various times during the year, the Company's cash in bank balances may exceed the FDIC insured limit. At June 30, 2015, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $95,090.

At June 30, 2015, 100% of commission receivable was from the Company's clearing broker.

7. Related Party Transaction

PaineWebber Australia Pty. Ltd. (PaineWebber"), an Australian company under common control, had an agreement with the Company whereby it charged the Company for rent, utilities and overhead through September 2014. In October 2014, the agreement was amended to charge $50 per month to the Company for rent only. During the year ended June 30, 2015, the charges totaled $66,060 and is included in operations. The amount due PaineWebber is $7,165 at June 30, 2015.

Fortrend Securities Pty. Ltd. ("FSA"), an Australian company under common control, has an agreement with the Company for introduction of FSA clients to the Company. During the current year, the introduction fees totaled $964,313 and are included in operations. Under an agreement with FSA, salaries and other personnel expenses were shared with the Company for part of the year. These charges totaling $60,323 are included in operations. This agreement was terminated on September 30, 2014. The amount payable to FSA is $127,368 at June 30, 2015.

During the year ended June 30, 2015, the Company paid $1,158 on behalf of the Company's president for professional services. Such payments are included in Due from related party on the Statement of Financial Condition and total $21,374 as of June 30, 2015.

During the year ended June 30, 2015, the Company incurred expenses of $250,000 for consulting services to a company controlled by a related party. These charges are included in operations and $150,000 is payable at June 30, 2015.

Crosby Investments Ltd. ("Crosby"), a company under common control, provided temporary housing to Company employees traveling to the United States for business purposes. During the year ended June 30, 2015, the Company incurred expenses of $49,500 for these services and are included in operations.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company introduces transactions on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the handling of orders for securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

8. Financial Instruments with Off-Balance-Sheet Credit Risk (continued)

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Subsequent Events

The Company has evaluated subsequent events through August 28, 2015, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Fortrend Securities, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2015

Net Capital		
Total stockholder's equity	$	875,762
Less: Non-allowable assets		
Due from related parties		21,709
Prepaid expense		8,566
Total non-allowable assets		30,275
Net Capital		845,487
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $337,474 or $250,000, whichever is greater (see footnote #3)		250,000
Excess Net Capital	$	595,487

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of June 30, 2015)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2015	$	1,062,198
Decrease in stockholder's equity		(208,145)
Increase in non-allowable assets		(8,566)
Net Capital Per Above Computation	$	845,487

See accompanying notes to the financial statements.

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Stockholder

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Fortrend Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

Walnut Creek, California
August 28, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended June 30, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-46057
Forthvend Securities, Inc
Leve 41, 55 Collins Street
Melbourne VIC 3000

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ken George 603-380-5435

2. A. General Assessment (item 2e from page 2)		$ 4,016
B. Less payment made with SIPC-6 filed (exclude interest) 1/15/15 Date Paid		(1,851)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		2,165
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,165
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,165	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

X ____________________
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1, 2014
and ending 6/30, 2015
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,700,611
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	202
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	93,938
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	94,140
2d. SIPC Net Operating Revenues	$ 1,606,471
2e. General Assessment @ .0025	$ 4,016

(to page 1, line 2.A.)

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholder
Fortrend Securities, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Fortrend Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that Fortrend Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates

Walnut Creek, California
August 28, 2015

Fortrend Securities, Inc.

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended June 30, 2015

Fortrend Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. However, FINRA has taken the position that the Company has not met the exemptive provision based on the way Fortrend Securities Pty. Ltd., an Australian related party, forwards checks and securities directly to the Company's clearing broker under a piggyback agreement. Fortrend Securities, Inc. is in disagreement with FINRA and is looking to resolve this matter in the near future.

Joseph Forster
President